ENERGY TRANSFER PARTNERS, L.P.
2838 Woodside Street
Dallas, Texas 75204

December 29, 2004

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Stop 03-08
Washington, DC 20549

Re:	Form S-3 filed November 24, 2004, File No. 333-120770
Form 10-K, for the year ended August 31, 2004, filed November 15, 2004

     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2004 regarding our filings listed above. We are filing concurrently through EDGAR a Current Report on Form 8-K containing supplemental information to that included in our Form 10-K for the year ended August 31, 2004 (the “10-K”).

     We are providing the Staff courtesy copies of our Form 8-K that shows all of our proposed supplemental information. Once the Staff has no further comments, we will file the Form 8-K and this letter as EDGAR correspondence.

     Set forth below are our responses to the comments contained in the letter from the Staff dated December 13, 2004. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to the corresponding page of the Form 10-K unless otherwise indicated. References to “we,” “us” and “our” herein refer to Energy Transfer Partners, L.P.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Historical Results of Operations, page 43

1.	Please revise your discussion of the aggregate unaudited results of operations for the year ended August 31, 2004 and 2003 to identify amounts as Non-GAAP measures. See Item 10(e)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, we have supplemented the discussion on page 43 of our Form 10-K by providing the supplemental language in the Current Report on Form 8-K. The supplemental language more clearly identifies that certain items being discussed are non-GAAP measures.

United States Securities and Exchange Commission
Division of Corporate Finance
December 17, 2004

EBITDA, as adjusted reconciliation, page 48

2.	You have presented the non-GAAP measure “EBITDA, as adjusted” based on aggregate amounts. Please revise your table to reconcile these measures to the most directly comparable financial measure presented in accordance with GAAP, net income. We believe that you could accomplish this by revising your “Actual EBITDA, as adjusted” column for the year ended August 31, 2004 to include one or more line items for Heritage’s historical operations from September 1, 2003 to January 19, 2004 to arrive at “Aggregate EBITDA, as adjusted.” We expect that you would similarly revise the August 31, 2003 column to include Heritage’s historical operations from September 1, 2002 to August 31, 2003. We would not object to you including your reconciliation of the non-GAAP measure “Aggregate net income” to the non-GAAP measure “Aggregate EBITDA, as adjusted” as a footnote to the table to supplement your “Aggregate EBITDA, as adjusted” disclosures. See Item 10(e) of Regulation S-K and Question 1 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

Response: In response to the Staff’s comment, we have supplemented the reconciliation information presented on page 48 of our 10-K to more clearly identify the reconciliation of “EBITDA, as adjusted” to net income, and to also include a reconciliation of the non-GAAP measure “Aggregate EBITDA, as adjusted” to aggregate net income.

     If you have any questions or comments about the above responses, or require any further information, please contact Robert Burk at (918) 492-7272 or Thomas Mason of Vinson & Elkins L.L.P. at (713) 758-4539.

cc:	H. Michael Krimbill President and Chief Financial Officer